EX-1.01
iRobot Corporation, Inc.
Conflict Minerals Report
For Calendar Year 2014

iRobot Corporation (the “Company”) submits this Conflict Minerals Report for Calendar Year 2014 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). The Company engages in the production (through contract manufacturers) and sale of Home, Defense and Security, and Remote Presence Robots. These include robotic vacuums and floor cleaners; surveillance robots; and telepresence robots. These robots are produced for the Company by seven contract manufacturers. There are four key suppliers of materials from which purchased materials are provided directly to the Company itself or to the contract manufacturers on behalf of the Company.
Based on inquiries to its contract manufacturers and the key suppliers to those manufacturers, the Company has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality or production of certain robotic products (and accessories) that were contracted to be manufactured for the Company during the 2014 calendar year. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry and engaged in due diligence to determine whether any of those conflict minerals originated in the Democratic Republic of Congo (“DRC”) or any adjoining country (as defined in Item 1.01(d)(1) of Form SD), or from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD).
(1) Due Diligence:
The Company has undertaken the following measures in order to determine the source and chain of custody of any conflict minerals in its products. These measures have been undertaken to conform with the due diligence framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, its Supplement on Tin, Tantalum, and Tungsten and its Supplement on Gold.
The Company:

1.
Developed and adopted global policies identifying the requirements of the Rule and related requirements of suppliers. The Company’s Conflict Minerals Policy, which can be found on the Company’s website, emphasizes the Company’s commitment to conduct reasonable due diligence on its supply chain to assure that conflict minerals in its products are not being sourced from mines in the DRC or an adjoining country controlled by non-government military groups or unlawful military functions, and that the Company will not knowingly use minerals that are not conflict-free.

2.	Established internal roles and responsibilities within the Company that encompass cross functional support of management within its Internal Audit, Supply Chain, Finance, and Legal Departments.

3.
Provided training on Rule 13p-1 to key personnel responsible for administering compliance efforts. This included familiarizing key personnel with the requirements of the Rule and the Company’s policy of using due diligence to determine the source of any conflict minerals in its products and not knowingly utilizing any conflict minerals that are not conflict-free.

4.
Modified new and renewing contractual language with suppliers to require them to represent and warrant full compliance with the Rule, and to cooperate with the Company’s material declarations in identifying the source and types of conflict minerals contained in the Company’s products.

5.
Provided training to all seven contract manufacturers and four key suppliers of major components, which was designed to summarize Rule 13p-1 and its requirements and to identify the Company’s expectations of suppliers to provide information necessary for compliance with the Rule.

6.
Requested that all seven of the Company’s contract manufacturers, and the four key suppliers of major components to those contract manufacturers, complete the Conflict Minerals Reporting Template ("Template") created by Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative ("GeSI") on sourcing information, which is designed to obtain information dealing with whether materials manufactured or supplied by these entities contain conflict minerals, the type of conflict mineral involved, the source of the conflict mineral, and whether the conflict mineral is or is not conflict-free.

7.	Posted this Conflict Minerals Report on its Internet website.

As of the date of this Conflict Minerals Report, all seven contract manufacturers, and all of the key suppliers, have responded at least in part to the Template, although most of the respondents have indicated their inquiries into the source of any conflict minerals contained in their materials are not yet complete. Interviews were held with all of the contract manufacturers and three of the four key suppliers. The interviews provided further information on the Template responses and provided a further understanding of the due diligence processes in place. All data received thus far has been recorded in a database that will be available for reference in all future requests.
Based upon information received so far, it appears that certain of the necessary conflicts minerals used in the production of products contracted to be manufactured for the Company contain conflict minerals that originated in the DRC or adjoining country. In each of these cases for which data is available, however, the supplier of the material containing conflict minerals confirmed that such necessary conflict minerals derived from smelters that are compliant with the Conflict-Free Smelter Program (“CFSP”) that has been established by the Conflict-Free Sourcing Initiative created in 2008 by members of the EICC and GeSI.
At this time, the Company has no reason to believe that any conflict minerals utilized in its products derive in the DRC or an adjoining country from smelters that are not compliant with the Conflict-Free Smelter Program. However, as noted above, the Company’s contract manufacturers and suppliers have not yet completed their inquiries into the source of any conflict minerals contained in their products. Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporation Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Moreover, the Company is not required to obtain, and has not obtained, an independent private sector audit of this Conflict Minerals Report.
(2) Product Description:
A list of the major products contracted to be manufactured for the Company that contain or may contain conflict minerals is attached as Exhibit A to this Conflict Minerals Report. Based upon the responses to the Template sent to its contract manufacturers and key suppliers, some of the conflict minerals used in such products may have originated in the DRC or an adjoining country. The efforts that have been undertaken for the Company to determine the source of the conflict minerals are described above.

iRobot Corporation
Exhibit A to Conflict Minerals Report for Calendar Year 2014
The following products that are contracted to be manufactured for iRobot Corporation do or may contain conflict minerals.
Home Robots:

•	Roomba - robotic vacuum

•	Scooba - robotic floor scrubber

•	Braava and Mint - robotic floor mop

•	Mirra - robotic pool cleaner
Defense and Security:

•	FirstLook - robots

•	SUGV - robots

•	PackBot - robots

•	Kobra - robots
Remote Presence:

•	RP Vita - robotic telepresence robots

•	Ava 500 - robotic telepresence robots